06050392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKMAN, BUCKMAN & REID, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 PATTERSON AVENUE
(No. and Street)

SHREWSBURY	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. SNYDER 732-530-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGUIGAN TOMBS & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

1973 HIGHWAY 34	WALL	NJ	07719
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, H. JOHN BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKMAN, BUCKMAN & REID, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKMAN, BUCKMAN & REID, INC.
Statements of Financial Condition
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 36,508	$ 108,927
Income tax refund receivable	-	22,000
Deposit with clearing organization	100,000	100,000
Securities owned		
Marketable, at market value	706,241	478,833
Not readily marketable, at market value	8,100	3,300
Receivable from clearing organization	613,989	643,557
Other receivables	96,750	114,900
Prepaid expenses and other assets	62,392	92,592
Property and equipment at cost, net of accumulated depreciation of $154,374 in 2005 and $138,544 in 2004	37,886	53,716
	$ 1,661,866	$ 1,617,825

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Accounts payable and accrued expenses	$ 963,234	$ 810,084
Marketable equity securities sold short	113,660	213,873
Obligation under capital lease	15,098	24,488
Subordinated loans	360,000	360,000
Total liabilities	1,451,992	1,408,445
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,408 shares	248,212	248,212
Additional paid in capital	52,166	52,166
Retained earnings	(90,504)	(90,998)
Total stockholders' equity	209,874	209,380
	$ 1,661,866	$ 1,617,825

See accompanying notes to financial statements